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                                            Filed by Komag, Incorporated
                                            Pursuant to Rule 425 under the
                                            Securities Act of 1933, and deemed
                                            filed pursuant to Rule 14a-12 under
                                            the Securities and Exchange Act of
                                            1934. Subject Company:
                                            HMT Technology Corporation
                                            Commission File No. 333-39340


            KOMAG'S THIRD QUARTER FISCAL 2000 CONFERENCE CALL NOTICE


FOR IMMEDIATE RELEASE

SAN JOSE, Calif., September 28, 2000 /PRNewswire/ -- Komag, Incorporated (Nasdaq: KMAG), a technical leader in the disk drive component industry, today announced that in conjunction with its third quarter 2000 financial results release on Thursday, October 19, 2000, the company will conduct a conference call with the investment community at 2:00 p.m. PST.


The conference call will be broadcast live over the Internet as follows:

WHAT:             Komag's Third Quarter Fiscal 2000 Financial Results

WHEN:             Thursday, October 19, 2000 at 2:00 p.m. PST (5:00 p.m. EST)

VIA THE WEB AT:   http://www.komag.com/corporate/comments29.html


MINIMUM REQUIREMENTS TO LISTEN TO THE BROADCAST:
You will need RealPlayer software installed on your computer and at least a 14.4Kbps connection to the Internet. The RealPlayer software can be downloaded for free at www.real.com/products/player/index.html. If you experience problems listening to the broadcast, please send an e-mail to webmaster@vdat.com.

A replay of the conference call via the web will be available after 5:00 p.m. PST on October 19, 2000 until 5:00 p.m. PST on October 26, 2000 by accessing the same URL address as the live audio webcast.

For more information about Komag, visit Komag's Internet home page at http://www.komag.com or call Komag's Investor Relations 24-hour Hot Line at 888-66-KOMAG or 408-576-2901.

Contact:          KOMAG, INCORPORATED, San Jose, CA
                  Ted Siegler at (408) 576-2209
                  E-mail communications: ir_web@komag.com

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Komag has filed a Registration Statement on SEC Form S-4 in connection with the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Komag, HMT, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Komag by directing a request through the Investor Relations portion of Komag's website at http://www.komag.com or by mail to Komag, Incorporated, 1710 Automation Parkway, San Jose, CA 95131, attention:
Investor Relations, telephone: (408) 576-2000.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Komag and HMT file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Komag or HMT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Komag's and HMT's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

FORWARD-LOOKING STATEMENTS

The above information contains a forward-looking statement about closing the merger that may involve risks and uncertainties. While this outlook represents Komag's current judgment, there can be no assurance that the merger will be completed on schedule or at all. This and other risk factors are described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Komag and HMT with the Securities and Exchange Commission.

ABOUT KOMAG:

Founded in 1983, Komag, Incorporated has produced over 465 million thin-film disks, the primary storage medium for digital data used in computer disk drives. The company is well positioned as the broad-based strategic supplier of choice for the industry's leading disk drive manufacturers. Through its advanced development facilities in the United States and high volume production factories in Southeast Asia, Komag provides high quality, leading-edge disk products at a low overall cost to its customers. These attributes enable Komag to partner with customers in the execution of their time-to-market design and time-to-volume manufacturing strategies.